

January 22, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AstraZeneca PLC and AstraZeneca Finance LLC, under the Exchange Act of 1934:

- 0.700% Notes due 2026
- 1.200% Notes due 2026 (and the guarantee of AstraZeneca PLC related thereto)
- 4.800% Notes due 2027 (and the guarantee of AstraZeneca PLC related thereto)
- 3.125% Notes due 2027
- 4.875% Notes due 2028 (and the guarantee of AstraZeneca PLC related thereto)
- 1.750% Notes due 2028 (and the guarantee of AstraZeneca PLC related thereto)
- 4.000% Notes due 2029
- 4.850% Notes due 2029 (and the guarantee of AstraZeneca PLC related thereto)
- 4.900% Notes due 2030 (and the guarantee of AstraZeneca PLC related thereto)
- 1.375% Notes due 2030
- 4.900% Notes due 2031 (and the guarantee of AstraZeneca PLC related thereto)
- 2.250% Notes due 2031 (and the guarantee of AstraZeneca PLC related thereto)
- 4.875% Notes due 2033 (and the guarantee of AstraZeneca PLC related thereto)
- 5.000% Notes due 2034 (and the guarantee of AstraZeneca PLC related thereto)
- 6.450% Notes due 2037
- 4.000% Notes due 2042
- 4.375% Notes due 2045
- 4.375% Notes due 2048
- 2.125% Notes due 2050
- 3.000% Notes due 2051

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com